NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 28, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on November 17, 2008. The 8 1/2% Monthly Income Notes will mature on November 15, 2008. The 8 1/2% Monthly Income Notes will bear interest at the rate of 8 1/2% per annum. Interest on the 8 1/2% Monthly Income Notes will accrue from and including November 18, 1998 or from the most recent date to which interest has been paid or duly provided for. Interest on the 8 1/2% Monthly Income Notes will be payable monthly in arrears on the 15th day of each month (each, an 'Interest Payment Date'), commencing December 15, 1998, to the persons in whose names the 8 1/2% Monthly Income Notes are registered at the close of business on the first day of such month (each, a 'Regular Record Date'). Interest on the 8 1/2% Monthly Income Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 17, 2008.